ELECTRA BATTERY MATERIALS CORPORATION

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3 Canada

VIA EDGAR

December 9, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Electra Battery Materials Corporation
Registration Statement on Form F-3 (File No. 333-288364)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Electra Battery Materials Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on December 11, 2025, or as soon as practicable thereafter. The Company hereby authorizes Lisa R. Reidy or Thomas M. Rose, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ms. Reidy at (757) 932-9229 or Mr. Rose at (757) 687-7715.

Thank you for your assistance in this matter.

Sincerely,

Electra Battery Materials Corporation

/s/ Marty Rendall
Name:	Marty Rendall
Title:	Chief Financial Officer

cc (via email):	Trent Mell, President and Chief Executive Officer, Electra Battery Materials Corporation Thomas M. Rose, Troutman Pepper Locke LLP Lisa R. Reidy, Troutman Pepper Locke LLP